Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171806
Pricing Supplement GS ELN 19 to the Prospectus dated January 28, 2011 and the
Prospectus Supplement dated January 28, 2011
Royal Bank of Canada
$6,385,000 Leveraged Buffered Equity Index-Linked Notes Due September 9, 2013 (Linked to the EURO STOXX 50® Index and the USD/EUR Exchange Rate)
The notes do not bear interest.  The notes are senior unsecured debt securities issued by Royal Bank of Canada.  The amount that you will be paid on your notes at maturity (September 9, 2013, subject to adjustment) is based on the performance of the EURO STOXX 50® Index (the “index”) and changes in the USD/EUR exchange rate (the “FX rate”) as measured from the trade date (March 2, 2012) to the valuation date (September 2, 2013, subject to adjustment).

The notes are denominated in U.S. dollars; however, the index is denominated and quoted in euros.  As a result, the return on the notes will reflect both the change in the level of the index (reflecting the prices of the underlying stocks) over the life of the notes and the change in the FX rate (reflecting changes in the USD/EUR exchange rate) over the life of the notes.  We refer to this “U.S. dollar equivalent” of the index as the “converted index.”  As more fully described below, because the return on your notes is linked to the performance of both the index and the FX rate, if the value of the U.S. dollar appreciates against the euro, you may lose all or a substantial portion of your investment in your notes, even if there has been an increase in the absolute level of the index.

In addition, the return on your notes is not linked to the performance of the converted index on a one-to-one basis and the positive return on your notes is subject to a cap.  If the converted index return (defined below) is less than -10% (the final converted index level is less than the initial converted index level by more than 10%), you would lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the index and the FX rate.  Additionally, the amount you may receive for each $1,000 principal amount of your notes at maturity is subject to a maximum settlement amount ($1,279.00).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final converted index level (determined on the valuation date, subject to adjustment) from the initial converted index level (3,372.52), which is approximately the product of the initial index level (2,552.62, which is higher than the closing level of the index on the trade date, which is 2,546.16) and the initial FX rate (1.3212, which is higher than the level of the FX rate at 4:00pm London time on the trade date, which is 1.3205) which we refer to as the converted index return.  The converted index return may reflect a positive return (based on any increase in the converted index level over the life of the notes) or a negative return (based on any decrease in the converted index level over the life of the notes).  At maturity, for each $1,000 principal amount of your notes:

•
If the converted index return is positive (the final converted index level is greater than the initial converted index level), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate of 300% times (iii) the converted index return, subject to the maximum settlement amount;

•
If the converted index return is zero or negative but not less than -10% (the final converted index level is equal to or less than the initial converted index level but not by more than 10%), you will receive an amount in cash equal to $1,000; or

•
If the converted index return is negative and is less than -10% (the final converted index level is less than the initial converted index level by more than 10%), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) approximately 1.1111 times (iii) the sum of the converted index return plus 10%.  This amount will be less than $1,000.

The amount you will be paid on your notes at maturity will not be affected by the closing level of the index or the FX rate on any day other than the valuation date.  You could lose your entire investment in the notes.  A percentage decrease of more than 10% between the initial converted index level and the final converted index level will reduce the payment you will receive, if any, at maturity below the principal amount of your notes, and could potentially be $0.  Further, the maximum payment that you could receive at maturity with respect to each $1,000 principal amount of your notes is limited to the maximum settlement amount of $1,279.00.  In addition, the notes do not pay interest, and no other payments on the notes will be made prior to maturity.  The notes also will not be listed on any securities exchange.
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Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of the notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for the notes may be, significantly less than the price to the public set forth below.  See “Risk Factors” beginning on page PS-11 of this pricing supplement to read about certain factors that you should consider.

Settlement Date: March 9, 2012	Underwriting Discount: 0.25% of the principal amount
Principal Amount: $6,385,000 Price to the Public: 100% of the principal amount	Net Proceeds to the Issuer: 99.75% of the principal amount

The principal amount, price to the public, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the trade date with a principal amount, price to the public, underwriting discount and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your notes will depend in part on the price to the public, the price that you pay for such notes on the applicable settlement date.
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None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
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The EURO STOXX 50® Index is proprietary and copyrighted material.  The EURO STOXX 50® Index and the related trademarks have been licensed for certain purposes by us.  STOXX Limited does not sponsor, endorse, or promote the notes.

GOLDMAN, SACHS & CO.

Pricing Supplement dated March 2, 2012

SUMMARY

This section is meant as a summary and should be read in conjunction with the accompanying prospectus supplement and prospectus to help you understand the notes.  This pricing supplement, together with the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials relating to the notes, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  In the event of any inconsistency or conflict between the terms set forth in this pricing supplement and the prospectus supplement and prospectus, the terms contained in this pricing supplement will control.

An investment in the notes entails significant risks relating to the notes that are not associated with similar investments in a conventional debt security, including those described below.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in this pricing supplement and “Risk Factors” beginning on page 1 of the prospectus supplement and “Risk Factors” beginning on page 1 of the prospectus.  We urge you to consult your investment, legal, tax, accounting and other advisors.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars.

Issuer:	Royal Bank of Canada

Index:	EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”)

Currency:	The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”)

Aggregate Principal Amount:	$6,385,000

We may decide to sell additional notes after the trade date at a price that differs from the price to the public set forth below.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.

Payment Amount:	At maturity, for each $1,000 principal amount of the notes, you will receive an amount in cash determined by the calculation agent equal to:

• If the final converted index level is greater than or equal to the converted index cap level, the maximum settlement amount;

•
If the final converted index level is greater than the initial converted index level but less than the converted index cap level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate times (iii) the converted index return;

• If the final converted index level is equal to or less than the initial converted index level but is greater than or equal to the buffer level, $1,000; or

•
If the final converted index level is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the converted index return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The payment amount will not be adjusted based on the price to the public, so if the price to the public for your notes represents a premium (or discount) to the principal amount and you hold them to maturity, the return on your notes will be lower (or higher) than it would have been if the price to the public for your notes had been equal to the principal amount.  See “Risk Factors—If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.”

Initial Converted Index Level:	3,372.52, which is approximately the product of the initial index level and the initial FX rate.

Final Converted Index Level:	The product of the final index level and the final FX rate.

Initial Index Level:	2,552.62, which is higher than the closing level of the index on the trade date, which is 2,546.16.

Final Index Level:	The closing level of the index on the valuation date, as determined by the calculation agent in accordance with the terms of this pricing supplement.

FX Rate:
The U.S. dollar/euro currency exchange rate, as reported on the London mid-market rate published by WM Company as displayed on the Reuters “WMRSPOT05” page (or any successor page) at 4:00 pm London time, as determined by the calculation agent.

Initial FX Rate:	1.3212, which is higher than the level of the FX rate at 4:00pm London time on the trade date, which is 1.3205.

Final FX Rate:	The FX rate on the valuation date, subject to adjustment as described below.

Converted Index Return:

Participation Rate:	300%

Converted Index Cap Level:	3,686.16436, which is 109.30% of the initial converted index level.

Maximum Settlement Amount:	$1,279.00 for each $1,000 principal amount of the notes.

Buffer Level:	3,035.268, which is 90% of the initial converted index level (equal to a converted index return of -10%).

Buffer Rate:

Buffer Amount:	10%

Trade Date:	March 2, 2012.

Settlement Date:	March 9, 2012.

Maturity Date:	September 9, 2013, subject to adjustment as described in more detail below under “Description of the Notes—Maturity Date”, “—Market Disruption Events” and “—Currency Disruption Events.”

Valuation Date:	September 2, 2013, subject to postponement as described in more detail below under “Description of the Notes—Valuation Date”, “Market Disruption Events” and “—Currency Disruption Events.”

Price to the Public:	100% of the principal amount.

Interest:	The notes do not bear interest.

Business Day:	Any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day:	A trading day with respect to the index means any day on which the index sponsor of the index is open for business, and the closing level of the index is calculated and published by the index sponsor.

No Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	Goldman, Sachs & Co.

Dealer:	Goldman, Sachs & Co.

U.S. Tax Treatment:
The terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the converted index.  If the notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Canadian Tax Treatment:
For a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

CUSIP:	78008C739

ISIN:	US78008C7395

FDIC:	The notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other Canadian or U.S. governmental agency.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final converted index levels on the valuation date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final converted index levels that are entirely hypothetical.  No one can predict what the converted index level will be on any day during the life of your notes, and no one can predict the final converted index level.  The index and the FX rate have been highly volatile in the past—meaning that their levels have changed considerably in relatively short periods—and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original settlement date with a $1,000 principal amount and are held to maturity.  If you sell your notes in any secondary market prior to maturity, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the index and the FX rate.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the principal amount.  For more information on the value of your notes in the secondary market, see “Risk Factors—Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount” below.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Principal Amount	$1,000

Converted Index Cap Level	109.30% of the initial converted index level

Maximum Settlement Amount	$1,279.00

Participation Rate	300%

Buffer Level	90% of the initial converted index level

Buffer Rate	approximately 111.11%

Buffer Amount	10%

A market disruption event, a non-trading day and a currency disruption event do not occur on the originally scheduled valuation date.

No change affecting any of the index stocks or the method by which the index sponsor calculates the index.

Notes purchased on the original settlement date and held to maturity.

For these reasons, the actual performance of the index and the FX rate over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels shown elsewhere in this pricing supplement.  For information about the historical levels of the index and the FX rate during recent periods, see “EURO STOXX 50® Index” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks, whether on a U.S. dollar equivalent basis or otherwise.

The levels in the left column of the table below represent hypothetical final converted index levels and are expressed as percentages of the initial converted index level.  The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final converted index level (expressed as a percentage of the initial converted index level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-hundredth of a percent).  Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 principal amount of the notes at maturity would equal 100% of the principal amount of a note, based on the corresponding hypothetical final converted index level (expressed as a percentage of the initial converted index level) and the assumptions noted above.

Hypothetical Final Converted Index Level (as a Percentage of Initial Converted Index Level)	Hypothetical Payment Amount (as a Percentage of Principal Amount)

150.00%	127.90%
125.00%	127.90%
109.30%	127.90%
105.00%	115.00%
102.00%	106.00%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
75.00%	83.33%
50.00%	55.56%
25.00%	27.78%
0.00%	0.00%

If, for example, the final converted index level were determined to be 25.00% of the initial converted index level, the payment amount that we would deliver on your notes at maturity would be approximately 27.78% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would lose approximately 72.22% of your investment.

If the final converted index level were determined to be 150.00% of the initial converted index level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 127.90% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would not benefit from any increase in the final converted index level over 109.30% of the initial converted index level.

The following chart also illustrates the hypothetical payment amounts (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the maturity date, if the final converted index level (expressed as a percentage of the initial converted index level) were any of the hypothetical levels shown on the horizontal axis.  The chart shows that any hypothetical final converted index level (expressed as a percentage of the initial converted index level) of less than 90% (the section left of the 90% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the principal amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  On the other hand, any hypothetical final converted index level that is greater than the initial converted index level (the section right of the 100% marker on the horizontal axis) would result in a hypothetical payment amount that is greater than 100% of the principal amount of your notes on a leveraged basis (the section above the 100% marker on the vertical axis).  The chart also shows that any hypothetical final converted index level (expressed as a percentage of the initial converted index level) of greater than 109.30% (the section right of the 109.30% marker on the horizontal axis) would result in a capped return on your investment (the section above the 127.90% marker on the vertical axis).

No one can predict the final converted index level.  The actual amount that a holder of the notes will receive at maturity and the actual return on your investment in the notes, if any, will depend on the actual final converted index level, which will be determined by the calculation agent as described below.  In addition, the actual return on your notes will further depend on the price to the public.  Moreover, the assumptions on which the hypothetical table and chart are based may turn out to be inaccurate.  Consequently, the return on your investment in the notes, if any, and the actual payment amount to be paid in respect of the notes at maturity may be very different from the information reflected in the table and chart above.

Effect of the FX Rate on the Payment Amount at Maturity

The calculation agent will multiply the final index level by the final FX rate in order to determine the final converted index level.  Accordingly, changes in the FX rate may impact the amount payable on the maturity date, and the market value of the notes.

In the following examples:

•      the initial index level is 2,552.62 and the initial FX rate is 1.3212 U.S. dollar per euro (that is, one euro may purchase 1.3212 U.S. dollar);

•      we assume that the final index level is also 2,552.62, such that the level of the index did not change between the trade date and the valuation date;

•      in the first example, we assume that the value of the U.S. dollar has appreciated against the euro, such that the final FX rate is 1.15 U.S. dollar per euro (one euro may purchase 1.15 U.S. dollar); and

•      in the second example, we assume that the value of the U.S. dollar has depreciated against the euro, such that the final FX rate is 1.50 U.S. dollar per euro (that is, one euro may purchase 1.50 U.S. dollar).

These examples demonstrate that, all other factors being equal, the appreciation of the value of the U.S. dollar against the euro will reduce the final converted index level; in contrast, the depreciation of the value of the U.S. dollar against the euro will increase the final converted index level.  However, please note that changes in the value of the U.S. dollar and/or the euro may increase or decrease the level of the index.  Such changes in that level may offset, on the one hand, or increase, on the other hand, the impact of changes in the FX rate on the amounts payable on the notes.

     Example 1: Appreciation of the U.S. Dollar from the Trade Date to the Valuation Date

     Initial Converted Index Level:

          initial index level x initial FX rate = initial converted index level

               2,552.62 x 1.3212 = 3,372.52

     Final Converted Index Level:

          final index level x final FX rate = final converted index level

               2,552.62 x 1.15 = 2,935.51

     Converted Index Return:

               (final converted index level - initial converted index level) / initial converted index level = converted index return

               (2,935.51 – 3,372.52) / 3,372.52  = -12.96% converted index return

     Redemption Amount at Maturity:

Since the final converted index level is less than the Buffer Level, the amount payable on the notes will be less than the principal amount.

Example 2: Depreciation of the U.S. Dollar from the Trade Date to the Valuation Date

     Initial Converted Index Level:

          initial index level x initial FX rate = initial converted index level

          2,552.62 x 1.3212 = 3,372.52

     Final Converted Index Level:

          final index level x final FX rate = final converted index level

          2,552.62 x 1.50 = 3,828.93

     Converted Index Return:

                (final converted index level - initial converted index level) / initial converted index level = converted index return

                 (3,828.93 – 3,372.52) / 3,372.52 = 13.53% converted index return

     Redemption Amount at Maturity:

Since the final converted index level is greater than the initial converted index level, the payment at maturity will be greater than the principal amount of the notes.

RISK FACTORS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the index.  The notes are a riskier investment than ordinary debt securities.  You should carefully read the risk factors described in this pricing supplement and the risks described in “Risk Factors” beginning on page 1 of the prospectus supplement and page 1 of the prospectus.

Assuming No Changes in Market Conditions, Our Creditworthiness or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount.

The price at which Goldman, Sachs & Co. (the “dealer”) would initially buy or sell the notes (if the dealer makes a market) and the value that the dealer will initially use for account statements and otherwise will significantly exceed the value of the notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the trade date through July 2, 2012.  After that date, the price at which the dealer would buy or sell the notes will reflect the value determined by reference to the pricing models, plus the dealer’s customary bid and ask spread.

In addition to the factors discussed above, the value or quoted price of the notes at any time will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between our securities and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  In addition, even if our creditworthiness does not decline, the value of the notes on the trade date is significantly less than the principal amount, taking into account our credit spreads on that date.  If the dealer makes a market in the notes, the price quoted by the dealer would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that the dealer will use for account statements or otherwise) could be higher or lower than the price that you paid for them, and may be higher or lower than the value of the notes as determined by reference to pricing models used by the dealer.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly different (higher or lower) than any price quoted by the dealer.  You should read “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell any of the notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that the dealer, or any other party, will be willing to purchase the notes.  In this regard, the dealer is not obligated to make a market in the notes.  See “The Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes.

The principal amount of your investment is not protected and you may lose a significant amount, or even all of your investment in the notes.  The payment amount, if any, will depend on the performance of the index and the FX rate, and the change in the level of the converted index from the trade date to the valuation date.  As a result, you may receive significantly less than the principal amount of the notes.  Subject to our credit risk, you will receive at least the principal amount of the notes at maturity only if the final converted index level is greater than or equal to the buffer level.  If the final converted index level is less than the buffer level, then you will lose approximately 1.1111% of each $1,000 principal amount of the notes for every 1% that the converted index return is below -10%.  Thus, depending on the final converted index level, you could lose a substantial portion, and perhaps all, of your investment in the notes, which would include any premium to the principal amount you may have paid when you purchased the notes.

In addition, if the notes are not held until maturity, assuming no changes in market conditions or to our creditworthiness and other relevant factors, the price you may receive for the notes may be significantly less than the price that you paid for them.

The Notes Do Not Bear Interest.

You will not receive any interest payments on the notes.  Even if the amount payable on the notes at maturity exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited.

Your ability to participate in any change in the value of the converted index over the life of your notes will be limited because of the converted index cap level, which is 109.30% of the initial converted index level.  The converted index cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the converted index may rise beyond the converted index cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than your return had you invested directly in the index, whether on a U.S. dollar equivalent basis or otherwise.

Payment of the Payment Amount Is Subject to Our Credit Risk, and Market Perceptions About Our Creditworthiness May Adversely Affect the Market Value of the Notes.

Investors are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes.  Any decrease in the market’s view on or confidence in our creditworthiness is likely to adversely affect the market value of the notes.  On February 15, 2012, Moody’s Investors Service (“Moody’s”) announced that it was placing a group of global financial institutions, including Royal Bank of Canada, under review for a credit ratings downgrade.  Moody’s announced that our long-term credit rating could be subject to a two notch downgrade.

The Payment Amount Is Not Linked to the Level of the Converted Index at Any Time Other Than the Valuation Date.

The payment amount will be based on the final converted index level (subject to adjustments as described below).  Therefore, for example, if the closing levels of the converted index decreased precipitously on the valuation date, the payment amount may be significantly less than it would otherwise have been had the payment amount been linked to the closing levels of the converted index prior to that decrease.  Although the actual level of the converted index at maturity or at other times during the term of the notes may be higher than the final converted index level, you will not benefit from the closing levels of the converted index at any time other than the valuation date.

The Notes May Not Have an Active Trading Market.

The notes will not be listed on any securities exchange.  The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so.  The dealer or any of its affiliates may stop any market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

•	the level of the index;

•	the level of the FX rate;

•	the volatility—i.e., the frequency and magnitude of changes—of the level of the index and the FX rate;

•	the dividend rates of the index stocks;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the index stocks;

•	interest and yield rates in the market;

•	the time remaining until the notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

If the Level or Price of the Index, the Index Stocks or the FX Rate Changes, the Market Value of the Notes May Not Change in the Same Manner.

The notes may trade quite differently from the performance of the converted index or the index stocks.  Changes in the level or price, as applicable, of the index, the index stocks or the FX rate may not result in a comparable change in the market value of the notes.  Some of the reasons for this disparity are discussed under “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” above.

The Return on the Notes Will Not Reflect Any Dividends Paid on the Index Stocks.

The index sponsor calculates the levels of the index by reference to the prices of the index stocks without taking account of the value of dividends paid on those index stocks.  Therefore, the return on the notes will not reflect the return you would realize if you actually owned the index stocks and received the dividends paid on those index stocks.

The Notes Are Subject to Foreign Currency Exchange Rate Risk.

The initial converted index level is set in U.S. dollars, whereas the final converted index level will be based on the final index level, as stated in euros, and then converted into U.S. dollars at the final FX rate.  As a result, the level of the FX rate will affect the market value of your notes.  In general, if the U.S. dollar appreciates against the euro, the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates against the euro, the market value of your notes will increase.  Therefore, if the value of the U.S. dollar appreciates against the euro, you may lose a substantial portion of your investment in your notes, even if there has been an increase in the absolute level of the index.

Foreign currency exchange rates vary over time, and may vary considerably during the life of the notes.  Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions.

Of particular importance are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments;
•	the extent of governmental surpluses or deficits in the U.S. and Europe; and
•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of Europe and the United States and other countries important to international trade and finance.  The current financial difficulties of certain European financial institutions and governments may also have an adverse impact on the value of the euro against the U.S. dollar, which would reduce the amounts payable on the notes, and may also in turn adversely impact the level of the index.

Suspensions or Disruptions of Market Trading in U.S. Dollars or Euros May Adversely Affect the Value of The Notes.

The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators.  These circumstances could adversely affect the FX rate and, therefore, the value of the notes.

Even Though Currencies Trade Around the Clock, the Notes Will Not.

The inter-bank market in foreign currencies is a global, around-the-clock market, while the notes will generally trade only during business hours in the United States, if at all.  Therefore, the hours of trading for the notes will not conform to the hours during which the euro is traded.  Significant price and rate movements may take place in foreign exchange markets that will not be reflected immediately in the trading value of the notes.  The possibility of these movements should be taken into account in relating the value of the notes to the FX rate.

There is no systematic reporting of last-sale information for foreign currencies.  Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final FX rate used to calculate the final converted index level.  There is no regulatory requirement that those quotations be firm or revised on a timely basis.  The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely and accurate data about the FX rate.

Changes in the FX Rate Are Likely to Affect the Market Value of the Notes as Are Changes in the Volatility of the FX Rate, and the Correlation Between the FX Rate and the Levels of the Index Is Likely to Affect the Market Value of the Notes.

The FX rate is a foreign exchange spot rate that measures the relative values of two currencies, the U.S. dollar and the euro.  This rate reflects the amount of U.S. dollars that can be purchased with one euro.  This rate increases when the U.S. dollar depreciates relative to the euro.  The volatility of the FX rate refers to the size and frequency of changes in that rate.  Because the notes are payable in U.S. dollars, the value and volatility of the FX rate will affect the market value of the notes.  In general, if the U.S. dollar appreciates, we expect that the market value of the notes will decrease, and conversely, if the U.S. dollar depreciates, we expect that the market value of the notes will increase.  In addition, in most scenarios, if the volatility of the exchange rate increases, we expect that the market value of the notes will decrease and, conversely, if its volatility decreases, we expect that the market value of the notes will increase.  The correlation between the FX rate and the index reflects the extent to which a percentage change in the FX rate corresponds to a percentage change in the level of the index.  Changes in this correlation may have a negative impact on the value of the notes.

You Have No Shareholder Rights or Rights to Receive Any Stock.

Investing in the notes will not make you a holder of any of the index stocks.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks.  The notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of the index stocks.

We Will Not Hold Any of the Index Stocks for Your Benefit.

The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the index stocks that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any of these securities.  Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those securities that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets.

The index tracks the value of certain European equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Europe are subject to political, economic, financial and social factors that apply in those countries.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in European economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to European companies or investments in European equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region.  Moreover, European economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The dealer or one or more of its affiliates has hedged or expects to hedge its obligations under the hedging transaction that it or its affiliates may enter into with us by purchasing futures and/or other instruments linked to the index and the FX rate.  The dealer or one or more of its affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index, one or more of the index stocks or the FX rate, at any time and from time to time.  The dealer or one or more of its affiliates may unwind the hedge by selling any of the foregoing on or before the valuation date.

We, the dealer or one or more of our respective affiliates may also enter into, adjust and unwind hedging transactions relating to other basket-linked, index-linked or FX-linked notes whose returns are linked to changes in the level or price of the index, the index stocks or the FX rate.  Any of these hedging activities may adversely affect the level of the converted index—directly or indirectly by affecting the price of the index stocks or the FX rate—and therefore the market value of the notes and the amount you will receive, if any, on the notes.  In addition, you should expect that these transactions will cause us, the dealer or our respective affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  We, the dealer and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes.

We, the dealer and our respective affiliates provide a wide range of financial services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, the dealer and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), the index stocks, derivatives, loans, credit default swaps, indices, baskets, currencies and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities, currencies, or in other markets that may be not be consistent with your interests and may adversely affect the level of the converted index and/or the value of the notes.  Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the level of the converted index and the market for the notes, and you should expect that our interests and those of the dealer and/or its affiliates, or our respective clients or counterparties, will at times be adverse to those of investors in the notes.

In addition to entering into these transactions itself, we, the dealer and our respective affiliates may structure these transactions for our respective clients or counterparties, or otherwise advise or assist clients or counterparties in entering into these transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of us, the dealer or our respective affiliates in connection with the notes, through their market-making activities, as a swap counterparty or otherwise; enabling us, the dealer or our respective affiliates to comply with internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling us, the dealer or our respective affiliates to take directional views as to relevant markets on behalf of itself or our respective clients or counterparties that are inconsistent with or contrary to the views and objectives of investors in the notes.

We, the dealer and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, the index stocks or other securities, currencies or instruments similar to or linked to the foregoing.  Investors in the notes should expect that we, the dealer and our respective affiliates will offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

We, the Dealer and Our Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Index Stocks.

We, the dealer and our respective affiliates regularly provide financial advisory, investment advisory and transactional services to a substantial and diversified client base.  You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the index stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities.  These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports.  You should expect that we, the dealer and our respective affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the notes or other securities that we may issue, the index stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the notes.  In addition, in connection with these activities, certain personnel within us, the dealer or our respective affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors of the notes.

Past Performance of the Index or the FX Rate Is No Guide to Future Performance.

The actual performance of the index and the FX rate over the term of the notes may bear little relation to their historical levels.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table and chart set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the index or the FX rate.  Trading activities undertaken by market participants, including certain investors in the notes or their affiliates, including in short positions and derivative positions, may adversely affect the level of the index or the FX rate.

As the Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity.

As the calculation agent for the notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect the notes, including determining the final converted index level, which will be used to determine the payment amount at maturity, and determining whether to postpone the valuation date because of a market disruption event or currency disruption event, or because that day is not a trading day.  The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index, as described below in the section “Description of the Notes—Unavailability of the Level of the Index on the Valuation Date.”  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of the notes and may create a conflict of interest between you and Goldman, Sachs & Co.  For a description of market disruption events as well as the consequences of the market disruption events, see the sections below entitled “Description of the Notes—Market Disruption Events” and “—Currency Disruption Events.”  We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time.

The Policies of the Index Sponsor and Changes that Affect the Index or the Index Stocks Could Affect the Amount Payable on the Notes, if Any, and Their Market Value.

The policies of the index sponsor concerning the calculation of the levels of the index, additions, deletions or substitutions of the index stocks and the manner in which changes affecting such index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the index, could affect the levels of the index and, therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity.  The amount payable on the notes, if any, and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the level of the index, or if the index sponsor discontinues or suspends calculation or publication of the level of the index, in which case it may become difficult to determine the market value of the notes.  If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein.

The Calculation Agent Can Postpone the Valuation Date for the Notes if Certain Events Occur with Respect to the Index or the FX Exchange Rate.

If the calculation agent determines that, on a day that would otherwise be the valuation date, a market disruption event with respect to the index has occurred or is continuing or if such date is not a trading day for the index, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than five scheduled trading days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable index level that must be used to determine the payment amount.  The calculation agent may also postpone the determination of the final FX rate by up to five business days from the scheduled valuation date if a currency market event occurs.

There Is No Affiliation Between Any Index Stock Issuers or the Index Sponsor and Us or the Dealer, and Neither We Nor the Dealer Is Responsible for Any Disclosure by Any of the Index Stock Issuers or the Index Sponsor.

As discussed herein, we, the dealer, and our or its respective affiliates may currently, or from time to time in the future, engage in business with the issuers of the index stocks.  Nevertheless, none of us, the dealer, or our or its respective affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the index stocks.  You, as an investor in the notes, should make your own investigation into the index and the index stocks.  See the section below entitled “EURO STOXX 50® Index” for additional information about the index.

Neither the index sponsor nor any issuers of the index stocks are involved in this offering of the notes in any way, and none of them have any obligation of any sort with respect to the notes.  Thus, neither the index sponsor nor any of the issuers of the index stocks have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of the notes.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Index and the FX Rate.

In the ordinary course of business, we, the dealer, our affiliates and the dealer’s affiliates, including in acting as a research provider, investment advisor, market maker or principal investor, may express research or investment views on expected movements in the index, the index stocks and the FX rate, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates, and may be inconsistent with, or adverse to, the objectives of investors in the notes.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the index, the index stocks, and the FX rate may at any time have significantly different views from those of these entities.  For these reasons, you are encouraged to derive information concerning the index, the index stocks, and the FX rate from multiple sources, and you should not rely solely on views expressed by us, the dealer, or our or its affiliates.

We May Sell an Additional Aggregate Amount of the Notes at a Different Price to the Public.

At our sole option, we may decide to sell an additional aggregate amount of the notes subsequent to the trade date.  The price of the notes in the subsequent sale may differ substantially (higher or lower) from the principal amount.

If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.

The payment amount will not be adjusted based on the price to the public.  If the price to the public for your notes differs from the principal amount, the return on your notes held to maturity will differ from, and may be substantially less than, the return on notes for which the price to the public is equal to the principal amount.  If the price to the public for your notes represents a premium to the principal amount and you hold them to maturity, the return on your notes will be lower than the return on notes for which the price to the public is equal to the principal amount or represents a discount to the principal amount.

The Notes Are a Speculative Investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the U.S. Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity or earlier sale or exchange and whether all or part of the gain a holder may recognize upon sale, exchange or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This pricing supplement contains a general description of certain U.S. tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

This pricing supplement also contains a general description of certain Canadian tax considerations relating to the notes.  If you are not a Non-resident Holder (as that term is defined in “Tax Consequences – Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

DESCRIPTION OF THE NOTES

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes.

General

The notes are part of a series of medium-term notes entitled “Senior Global Medium-Term Notes, Series E” that we may issue under our senior indenture, dated as of October 23, 2003, as it has been and may be amended from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee.  The indenture is described more fully in “Description of Debt Securities” in the accompanying prospectus and prospectus supplement.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The aggregate principal amount of the notes is $6,385,000.  The notes are issued in denominations of $1,000, and integral multiples of $1,000 in excess thereof.  The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.  The notes will mature on September 9, 2013, subject to adjustment, as set forth below under the caption “—Maturity Date.”

We will not pay interest on the notes.

Currency

The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”).

Form of the Notes

The notes will be issued only in the form of a global master security held by the Depository Trust Company.

No Listing

The notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, settlement date, price to the public, discounts or commissions and net proceeds to Royal Bank of Canada relates only to the initial issuance and sale of your notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Payment Amount

At maturity, subject to our credit risk as issuer of the notes, we will pay you an amount in cash equal to the payment amount.  To determine the payment amount, we will calculate the percentage increase or decrease in the index, which we refer to as the “converted index return.”

The converted index return will be determined as follows:

The initial converted index level equals approximately the product of the initial index level and the initial FX rate, which is 3,372.52.  The final converted index level will equal the product of the final index level and the final FX rate.

The initial FX rate is 1.3212, which is higher than the level of the FX rate at 4:00pm London time on the trade date, which is 1.3205.  The final FX rate will be the FX rate on the valuation date, subject to adjustment as described below.

The initial index level is 2,552.62, which is higher than the closing level of the index on the trade date, which is 2,546.16.

The final index level will be the closing level of the index on the valuation date, as determined by the calculation agent.  The closing level of the index will be the official closing level of the index published by the index sponsor at the regular weekday close of trading on the relevant exchanges for the index.

The payment amount at maturity for each $1,000 principal amount of the notes will be determined as follows:

•	If the final converted index level is greater than or equal to the converted index cap level, you will receive the maximum settlement amount;

•
If the final converted index level is greater than the initial converted index level but less than the converted index cap level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate times (iii) the converted index return;

•	If the final converted index level is equal to or less than the initial converted index level but is greater than or equal to the buffer level, $1,000; or

•
If the final converted index level is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the converted index return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The converted index cap level is 3,686.16436, or 109.30% of the initial converted index level.

The maximum settlement amount for each $1,000 principal amount of the notes is $1,279.00.

The participation rate will be 300%.

The buffer level is 3,035.268, or 90% of the initial converted index level, which is equal to a converted index return of -10%.

The buffer rate will be determined as follows:

The buffer amount is 10%.

Maturity Date

The maturity date is September 9, 2013.  The maturity date may be postponed under the circumstances described under “—Valuation Date”, “—Market Disruption Events” and “—Currency Disruption Events.”

Valuation Date

The valuation date is September 2, 2013, subject to postponement (i) for up to five trading days if on such date a market disruption event occurs with respect to the index, as described in more detail below under “—Market Disruption Events”, (ii) for up to five business days if on such date a currency disruption date occurs, as described below under “—Currency Disruption Events” and (iii) if the scheduled valuation date is not a trading day, to the next trading day immediately following the originally scheduled valuation date.  If the valuation date is so postponed, the maturity date will be postponed by the same number of trading days.

Unavailability of the Level of the Index on the Valuation Date

If the index sponsor discontinues publication of the index and the index sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such successor or substitute index being referred to in this section as a “successor index”), then any subsequent index closing level will be determined by reference to the published level of that successor index at the regular weekday close of trading on the applicable valuation date.

Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice, to the extent the trustee is required to under the senior debt indenture, to the depositary, as holder of the master global security.

If a successor index is selected by the calculation agent, that successor index will be used as a substitute for the index for all purposes, including for purposes of determining whether a market disruption event exists with respect to that index.

If the index sponsor discontinues publication of the index prior to, and that discontinuance is continuing on, the valuation date and the calculation agent determines, in its sole discretion, that no successor index is available at that time, then the calculation agent will determine the level of the index for the valuation date in accordance with the formula for and method of calculating the index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing level (or, if trading in the index stocks have been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each index stock.  Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of your notes.

If at any time the method of calculating a closing level for the index or a successor index is changed in a material respect, or if the index is in any other way modified so that the index does not, in the opinion of the calculation agent, fairly represent the level of the index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City on the valuation date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that index as if those changes or modifications had not been made.  Accordingly, if the method of calculating the index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust the index in order to arrive at a value of that index as if it had not been modified (e.g., as if such split had not occurred).

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of your notes.

Market Disruption Events

If a market disruption event occurs or is continuing on the valuation date, the final index level will equal the closing level of the index on the first trading day following the valuation date on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the fifth trading day following the valuation date, the final index level will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that fifth trading day, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final index level that would have prevailed in the absence of the market disruption event.  If the valuation date is postponed in this manner, the maturity date of the notes will be postponed by the same number of business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date.

Any of the following will be a market disruption event with respect to the index:

•
a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index, or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Royal Bank of Canada or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes.  For more information about hedging by Royal Bank of Canada and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events with respect to the index:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or to any index stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or to any index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that index stock or those contracts, or

•	a disparity in bid and ask quotes relating to that index stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

Currency Disruption Events

A “currency disruption event” will occur if it becomes impossible to obtain the final FX rate from the Reuters “WMRSPOT05” page at 4:00 p.m. London time on the valuation date (or any successor or replacement or similar service or page thereto, as determined by the calculation agent in its sole discretion), or if the calculation agent determines in a commercially reasonable manner that it is not possible to effect a market transaction at the published rate.

If the calculation agent determines that a currency disruption event has occurred or is continuing on the valuation date (including any adjusted valuation date that has been postponed due to a market disruption event), the valuation date for purposes of determining the final index level will not be postponed, but the final FX rate will be determined on the first following fixing day (as defined below) on which the calculation agent determines that no currency disruption event has occurred or is continuing.  However, in no event will the final FX rate be determined following the fifth business day after the scheduled valuation date.  If a currency disruption event occurs or is continuing on the fifth business day after the scheduled valuation date, the final FX rate will nevertheless be determined on that day.  If the calculation agent determines that the final FX rate is not available on that day, either because of a currency disruption event or for any other reason, the calculation agent will nevertheless determine the final FX rate, and thus the amount payable on the notes, based on its assessment, made in its sole discretion, in a manner that it deems to be commercially reasonable.

For the avoidance of doubt, if a currency disruption event occurs on the scheduled valuation date and the determination of the final FX rate needs to be postponed, that postponement will not affect the determination of the final index level, unless a market disruption event also occurs.  However, in the event of a market disruption event (without a corresponding currency disruption event) on the scheduled valuation date, the determination of the final FX rate will be postponed, at a minimum, until the day that the final index level is determined as described above.

“Fixing day” means a day on which the FX rate is displayed on the Reuters page “WMRSPOT05”at 4:00 p.m. London time (or any successor or replacement or similar service or page thereto, as determined by the calculation agent in its sole discretion).

Discontinuance of the Euro or Trading in the Euro

If trading of the euro is discontinued, or if the euro is replaced by one or more other currencies (including any revaluation of the euro), the final FX rate will nonetheless be determined on the valuation date by the calculation agent in its sole discretion, in a manner that it deems to be commercially reasonable.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“additional amounts”) as may be necessary so that the net amounts received by each holder (including additional amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no additional amounts will be payable with respect to a payment made to a holder of the notes, which we refer to as an “excluded holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such additional amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)      the due date for payment thereof, or

(b)      if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders additional amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity or otherwise will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent will make all determinations regarding the level of the index, the FX rate, business days, trading days, market disruption events, currency disruption events, the default amount, and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

We have appointed Goldman, Sachs & Co. as the calculation agent for the notes.  We may change the calculation agent for your notes and the calculation agent may resign as calculation agent.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day

When we refer to a trading day with respect to the index, we mean a day on which (i) the index sponsor for the index is open for business and (ii) the index is calculated and published by the index sponsor.

Terms Incorporated in the Master Note

All of the terms appearing above and including the item captioned “Calculation Agent” and the term captioned “U.S. Tax Treatment” in the “Summary” section on pages PS-3 to PS-5 of this pricing supplement, the terms appearing in the first paragraph under the caption “—Defeasance, Default Amount, Other Terms,” the terms in the first five paragraphs under the caption “—Unavailability of the Level of the Index on the Valuation Date,” the terms appearing in the first four paragraphs under the caption “—Payment of Additional Amounts,” the terms appearing under the captions “—Market Disruption Events” and “—Default Amounts on Acceleration” above and the applicable terms included in the Series E MTN prospectus supplement, dated January 28, 2011 and the prospectus, dated January 28, 2011 are incorporated into the master global security that represent the notes and is held by The Depository Trust Company.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we, the dealer, and one or more of our affiliates and the affiliates of the dealer have entered into hedging transactions involving purchases of securities included in or linked to the index or the FX rate and/or listed and/or over-the-counter derivative instruments linked to the index or the FX rate prior to or on the trade date.  From time to time, we or they may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or they may:

•	acquire or dispose of the index stocks or euro;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the level of the index, the index stocks or the FX rate; or

•	any combination of the above two.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may close out our or their hedge on or before the valuation date.  That step may involve sales or purchases of the index stocks or euro, or over-the-counter derivative instruments linked to the index, the index stocks or the FX rate.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Risk Factors—Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes,” “—Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes,” and “—We, the Dealer and Our Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Index Stocks” in this pricing supplement for a discussion of these adverse effects.

EURO STOXX 50® INDEX

The EURO STOXX 50® Index was created by STOXX Limited and SIX Swiss Exchange AG.  Publication of the index began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the index are made to ensure that the index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.  Additional information about the index is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this pricing supplement.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

According to information obtained from STOXX, the top ten constituent stocks of the index as of January 31, 2012, by weight, were: Total (6.40%), Sanofi-Aventis (4.95%), Siemens (4.44%), BASF (3.85%), Telefonica (3.78%), BCO Santander (3.63%), ENI (3.63%), Bayer (3.16%), S&P (3.04%) and SAP AG (2.02%).

According to information obtained from STOXX, as of January 31, 2012, the 18 industry sectors which comprised the index represented the following weights in the index: banks (14.3%); oil and gas (10.8%); chemicals (9.0%); insurance (8.4%), utilities (7.9%); telecommunications (7.7%); food and beverage (7.3%); industrial goods and services (6.3%); automobiles and parts (5.6%); healthcare (5.0%), personal and household goods (4.8%); technology (4.1%); construction and materials (3.2%); retail (1.7%); media (1.4%); basic resources (1%); real estate (1%); and financial services (0.60%).  These sectors represent 18 of the 19 supersector indices described above.   Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

According to information obtained from STOXX, as of January 31, 2012, the 9 countries which comprise the index represented the following weights in the index: France (34.9%); Germany (31.8%); Spain (13.1%); Italy (9.1%); Netherlands (5.8%); Belgium (2.5%); Finland (1%); Luxembourg (1%); and Ireland (0.8%).

Index Composition and Maintenance

The composition of the index is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The index is subject to a “fast exist rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the index if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The index is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and much effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

Index =       free float market capitalization of the index at the time
                                    divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the index is being calculated.

The divisor of the index is adjusted to maintain the continuity of the index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

Historical Performance of the Index and the FX Rate

The closing levels of the index have fluctuated in the past and may experience significant fluctuations in the future.  Any historical upward or downward trend in the closing levels of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of the notes.

During the period from January 2, 2009 through March 2, 2012, there were 423 18-month periods, the first of which began on January 2, 2009 and the last of which ended on March 2, 2012.  In 94 of these periods, the closing level of the converted index on the final date of such period had decreased to a level less than 90% of its level on the initial date of the period.  Therefore, during approximately 22.22% of such 18-month periods, if you had owned securities with terms similar to the notes, you may have received less than the principal amount of such securities at maturity.  (We calculated these figures using fixed 18-month periods, and did not take into account holidays or non-business days.)  See the section entitled “Risk Factors—Past Performance of the Index or the FX Rate Is No Guide to Future Performance” above.

The historical levels of the index and the FX rate are provided for informational purposes only.  You should not take the historical levels of the index and the FX rate as an indication of their future performance.  We cannot give you any assurance that the future performance of the index and the FX rate will result in your receiving an amount greater than the principal amount at maturity.  None of us, Goldman, Sachs & Co., or our or their respective affiliates makes any representation to you as to the performance of the index or the FX rate.  Moreover, in light of current market conditions, the trends reflected in the historical performance of the index and the FX rate may be less likely to be indicative of the performance of the index and the FX rate over the term of the notes than would otherwise have been the case.  The actual performance of the index and the FX rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels or prices shown below.

The following tables sets forth the high and low closing and period-end levels of the index and the FX rate, as reported by Bloomberg, for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through March 2, 2012).  We obtained the information listed in the tables below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Last
2009
Quarter ended March 31	2,578.43	1,809.98	2,071.13
Quarter ended June 30	2,537.35	2,097.57	2,401.69
Quarter ended September 30	2,899.12	2,281.47	2,872.63
Quarter ended December 31	2,992.08	2,712.30	2,964.96
2010
Quarter ended March 31	3,017.85	2,631.64	2,931.16
Quarter ended June 30	3,012.65	2,488.50	2,573.32
Quarter ended September 30	2,827.27	2,507.83	2,747.90
Quarter ended December 31	2,890.64	2,650.99	2,792.82
2011
Quarter ended March 31	3,068.00	2,721.24	2,910.91
Quarter ended June 30	3,011.25	2,715.88	2,848.53
Quarter ended September 30	2,875.67	1,995.01	2,179.66
Quarter ended December 31	2,476.92	2,090.25	2,316.55
2012
Quarter ending March 31 (through March 2, 2012)	2,550.28	2,286.45	2,546.16

Quarterly High, Low and Final Closing Levels of the U.S. dollar versus the Euro

	High	Low	Last
2009
Quarter ended March 31	1.4045	1.2530	1.3250
Quarter ended June 30	1.4303	1.2921	1.4033
Quarter ended September 30	1.4790	1.3884	1.4640
Quarter ended December 31	1.5134	1.4249	1.4321
2010
Quarter ended March 31	1.4513	1.3273	1.3510
Quarter ended June 30	1.3653	1.1923	1.2238
Quarter ended September 30	1.3634	1.2527	1.3634
Quarter ended December 31	1.4207	1.2983	1.3384
2011
Quarter ended March 31	1.4226	1.2907	1.4158
Quarter ended June 30	1.4830	1.4048	1.4502
Quarter ended September 30	1.4539	1.3387	1.3387
Quarter ended December 31	1.4189	1.2941	1.2961
2012
Quarter ending March 31 (through March 2, 2012)	1.3458	1.2667	1.3198

License Agreement

Royal Bank has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the index in connection with the issuance of certain securities, including the notes.

STOXX has no relationship to Royal Bank of Canada, other than the licensing of the index and its service marks for use in connection with the notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the notes.

▪	recommend that any person invest in the notes or any other financial products.

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

▪	have any responsibility or liability for the administration, management or marketing of the notes.

▪	consider the needs of the notes or the owners of the notes in determining, composing or calculating the index or have any obligation to do so.

STOXX will not have any liability in connection with the notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

▪	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the index and the data included in the index;

▪	the accuracy or completeness of the index or its data;

▪	the merchantability and the fitness for a particular purpose or use of the index or its data;

▪	any errors, omissions or interruptions in the index or its data; and

▪	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the index and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank of Canada has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from Royal Bank of Canada, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement.  Goldman, Sachs & Co. intends to resell each note it purchases at the price to the public set forth on the cover page of this pricing supplement.  In the future, Goldman, Sachs & Co. or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We expect to deliver the notes against payment therefor in New York, New York on March 9, 2012, which is the fifth scheduled business day after the trade date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Selling Restrictions

Brazil

The notes may not be offered or sold to the public in Brazil. Accordingly, the notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM"), nor have been submitted to the foregoing agency for approval. Documents relating to the notes, as well as the information contained therein, may not be supplied to the public in Brazil, as the offering of notes is not a public offering of notes in Brazil, nor used in connection with any offer for subscription or sale of notes to the public in Brazil. Persons wishing to offer or acquire the notes within Brazil should consult with their own counsel as to the applicability of these registration requirements or any exemption therefrom.

Chile

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.

Colombia

The issuance of the notes, as well as trading and payments in respect of the notes, will occur outside Colombia.

The notes have not been and will not be offered in Colombia through a public offering pursuant to Colombian laws and regulations and neither will be registered in the Colombian National Registry of Securities and Issuers or on the Colombian Stock Exchange.

This material is for the sole and exclusive use of the recipient and cannot be understood as being addressed to, or be used by, any other party.

The recipient acknowledges the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment made in connection with the notes and represents that it is the sole party liable for full compliance with any such laws and regulations.

Costa Rica

The notes are not intended for the Costa Rican public or market and neither is registered nor will be registered before the SUGEVAL, nor can be traded in the secondary market.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores), and may not be offered or sold publicly in Mexico. The notes may be sold in Mexico, by any person, including Royal Bank of Canada, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), to the investors and under the terms specified in such Article.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on a note that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.  If the index could be viewed as a proxy for the profit of Royal Bank of Canada, any interest paid or credited or deemed to be paid or credited on a note may be subject to Canadian non-resident withholding tax.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes.  It does not purport to be a complete analysis of all tax considerations relating to the notes.  Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  You should consult with your own tax advisor concerning the consequences of investing in and holding the notes.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the notes as pre-paid cash-settled derivative contracts in respect of the converted index for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

We will not attempt to ascertain whether the issuer of any of the component stocks included in the index would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “United States real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply.  You should refer to any available information filed with the SEC by the issuers of the component stocks included in the index and consult your tax advisor regarding the possible consequences to you in this regard.

Alternative Treatments.  Alternative tax treatments of the notes are possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument.  Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale, exchange or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Since the index periodically rebalances, it is possible that the notes could be treated as a series of derivative contracts, each of which matures on the next rebalancing date.  If the notes were properly characterized in such a manner, a holder would be treated as disposing of the notes on each rebalancing date in return for new derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

In addition, it is possible that the Internal Revenue Service could assert that the notes should be subject to Section 988 of the Code and it is possible that all or a portion of any gain or loss that a holder recognizes upon sale, redemption or maturity of the notes could be treated as ordinary gain or loss.  Furthermore, it is also possible that the Internal Revenue Service could assert that any gain or loss that a holder may recognize upon the sale, exchange or maturity of the notes should be treated as ordinary gain or loss independent of the application of Section 988 of the Code to the notes.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the U.S. Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Non-U.S. Holders. The following discussion applies to non-U.S. holders of the notes.  A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale, exchange or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments on the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions.  Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of notes and related lending transactions where neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.